Exhibit 99.1

Press release

Biophytis announces ratio change under its American Depositary Receipt (“ADR”) program

Paris (France) and Cambridge (Massachusetts, USA), April 19, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, today annouces that it will change the ratio of its American Depositary Shares (the “ADSs”) to Biophytis ordinary shares (the “Shares”) from one ADS representing 100 Shares, to one ADS representing 4,000 Shares (the “Ratio Change”). The effective date of the Ratio Change (the “Effective Date”) is expected to be April 23, 2024.

Pursuant to the Ratio Change, as of the Effective Date, record holders who directly hold ADRs will be required to exchange their existing ADRs for new ADRs on the basis of one new ADR for every 40 existing ADRs surrendered. The Depositary will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs. ADS beneficial holders who hold through an ADR holder intermediary need not take any action in connection with the Ratio Change. For ADS holders, the Ratio Change will have the same effect as a one-for-forty reverse ADS split. The ADSs will continue to be traded on The Nasdaq Capital Market under the symbol “BPTS”.

No new Shares will be issued in connection with the Ratio Change and this Ratio Change does not change the total number of Biophytis ordinary shares.

As a result of the Ratio Change, the trading price of the Company’s ADSs is expected to automatically increase proportionally, but the Company can give no assurance that the ADS trading price following the Ratio Change will be at least equal to the ADS trading price before the Ratio Change multiplied by the new 40:1 ratio.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50